EXHIBIT 99.1

WAVESTREAM CORPORATION
AND SUBSIDIARY

INDEPENDENT AUDITOR’S REPORT

AND

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

INDEPENDENT AUDITOR’S REPORT

To the Directors and Shareholders of
Wavestream Corporation and Subsidiary:

We have audited the accompanying consolidated balance sheets of Wavestream Corporation and Subsidiary (the “Company”) as of December 31, 2009, 2008, and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009, 2008, and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Irvine, CA
March 18, 2010

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31,
	2009	2008	2007

CURRENT ASSETS
Cash and cash equivalents	$11,505,253	$2,667,870	$3,610,354
Restricted cash	100,000	–	–
Accounts receivable, net	3,241,858	4,394,335	757,845
Inventory	7,900,002	4,356,833	1,117,329
Prepaid expenses and other current assets	343,582	492,741	319,576

Total current assets	23,090,695	11,911,779	5,805,104

Property and equipment, net	4,435,608	2,032,516	2,588,757

Intangible and other assets, net	356,521	353,567	299,753

Total assets	$27,882,824	$14,297,862	$8,693,614

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS’ EQUITY

	DECEMBER 31,
	2009	2008	2007

CURRENT LIABILITIES:
Accounts payable	$4,309,221	$3,334,280	$1,107,777
Accrued expenses	2,645,490	1,860,811	603,330
Current portion of long-term debt	3,972,801	4,532,873	393,620
Current portion of obligations under capital leases	944,913	–	–

Total current liabilities	11,872,425	9,727,964	2,104,727

Deferred rent	47,993	36,493	25,066

Long-term debt, net of current portion	782,464	1,920,743	958,721

Obligations under capital leases, net of current portion	1,740,381	–	–

Total liabilities	14,443,263	11,685,200	3,088,514

STOCKHOLDERS’ EQUITY:

Common stock, $0.001 par value, 215,000,000 shares authorized, 4,490,509 shares issued and outstanding at December 31, 2009 and 2008; 1,257,224 shares authorized and outstanding at December 31, 2007.	4,491	4,491	1,257

Series A preferred stock, $0.001 par value; 93,200,000 shares authorized at December 31, 2009; 91,581,371, 92,366,213 and 95,565,748 shares issued an outstanding at December 31, 2009, 2008 and 2007, respectively; aggregate liquidation value of $36,632,548.	91,581	92,366	95,566

Series B preferred stock, $0.001 par value; 35,250,000 share authorized at December 31, 2009; 33,088,361 and 15,000,000 shares, issued and outstanding at December 31, 2009 and 2008; respectively; aggregate liquidation value of $26,470,690.	33,089	15,000	–

Additional paid-in capital	51,746,843	44,575,088	38,568,530
Unearned compensation	–	(234,375)	(234,375)
Accumulated deficit	(38,436,443)	(41,839,908)	(32,825,878)

Total stockholders’ equity	13,439,561	2,612,662	5,605,100

Total liabilities and stockholders’ equity	$27,882,824	$14,297,862	$8,693,614

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
	2009	2008	2007

NET REVENUE	$51,693,931	$19,802,028	$2,789,513

COST OF REVENUES	37,099,826	18,791,547	5,187,405

GROSS MARGIN (DEFICIT)	14,594,105	1,010,481	(2,397,892)

OPERATING EXPENSES
Research and development	5,138,345	5,553,894	6,064,795
Selling, general, and administrative	5,374,399	4,259,610	3,562,846

Total operating expenses	10,512,744	9,813,504	9,627,641

INCOME (LOSS) FROM OPERATIONS	4,081,361	(8,803,023)	(12,025,533)

OTHER INCOME (EXPENSE)
Interest expense	(411,718)	(242,637)	(91,308)
Interest income	19,293	58,137	493,161
Other (expense) income	(21,858)	(39,024)	6,905

Total other (expense) income	(414,283)	(223,524)	408,758

NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAX	3,667,078	(9,026,547)	(11,616,775)

PROVISION (BENEFIT) FOR INCOME TAX	263,613	(12,517)	5,900

NET INCOME (LOSS)	$3,403,465	$(9,014,030)	$(11,622,675)

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Convertible		Series B Convertible					Unearned
	Preferred Shares		Preferred Shares		Common Shares			Stock	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Compensation	Deficit	Total

Balance at December 31, 2006	95,565,748	$95,566	–	$–	1,257,224	$1,257	$38,325,873	$(234,375)	$(21,203,203)	$16,985,118
Stock-based compensation expense	–	–	–	–	–	–	225,388	–	–	225,388
Compensatory warrants	–	–	–	–	–	–	17,269	–	–	17,269
Net loss	–	–	–	–	–	–	–	–	(11,622,675)	(11,622,675)
Balance at December 31, 2007	95,565,748	$95,566	–	$–	1,257,224	$1,257	$38,568,530	$(234,375)	$(32,825,878)	$5,605,100
Conversion of shares of New Series A convertible preferred stock to Common Stock	(3,199,535)	(3,200)	–	–	3,199,535	3,200	–	–	–	–
Issuance of Series B convertible preferred stock for cash	–	–	15,000,000	15,000	–	–	5,985,000	–	–	6,000,000
Direct financing costs of Series B convertible preferred stock	–	–	–	–	–	–	(80,111)	–	–	(80,111)
Stock options exercises	–	–	–	–	33,750	34	1,916	–	–	1,950
Stock-based compensation expense	–	–	–	–	–	–	43,452	–	–	43,452
Compensatory warrants	–	–	–	–	–	–	56,301	–	–	56,301
Net loss	–	–	–	–	–	–	–	–	(9,014,030)	(9,014,030)
Balance at December 31, 2008	92,366,213	$92,366	15,000,000	$15,000	4,490,509	$4,491	$44,575,088	$(234,375)	$(41,839,908)	$2,612,662
Issuance of Series B convertible preferred stock for cash	–	–	17,798,603	17,799	–	–	7,101,682	–	–	7,119,481
Issuance of Series B convertible preferred stock for services	–	–	289,758	290	–	–	115,613	–	–	115,903
Direct financing costs of Series B convertible preferred stock	–	–	–	–	–	–	(1,467,437)	–	–	(1,467,437)
Fair value of common stock warrants issued in conjunction with Series B prefered stock	–	–	–	–	–	–	1,379,487	–	–	1,379,487
Cancellation of unearned stock agreement and escrowed shares	(784,842)	(785)	–	–	–	–	(233,590)	234,375	–	–
Stock-based compensation expense	–	–	–	–	–	–	276,000	–	–	276,000
Net income	–	–	–	–	–	–	–	–	3,403,465	3,403,465
Balance at December 31, 2009	91,581,371	$91,581	33,088,361	$33,089	4,490,509	$4,491	$51,746,843	$–	$(38,436,443)	$13,439,561

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
	2009	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$3,403,465	$(9,014,030)	$(11,622,675)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	972,870	841,443	603,676
Stock-based compensation	276,000	43,452	225,388
Stock warrant expense	22,097	10,245	32,232
Bad debt expense	100,000	200,000	–
Inventory write-downs	506,355	324,000	65,523
Loss on disposal of property and equipment	11,450	–	–
Issuance of Series B convertible preferred stock for services	115,903	–	–

Change in:
Accounts receivable	1,052,477	(3,836,490)	(296,430)
Inventories	(4,049,524)	(3,563,504)	(592,964)
Prepaid expenses and other current assets	149,159	(173,165)	(77,820)
Accounts payable	974,941	2,226,503	749,907
Accrued expenses	784,679	1,257,481	216,301
Deferred rent	11,500	11,427	25,066

Net cash provided by (used in) operating activities	4,331,372	(11,672,638)	(10,671,796)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(403,170)	(209,154)	(2,238,148)
Purchase of intangible assets	(90,630)	(129,862)	(104,326)
Restricted cash	(100,000)	–	44,353

Net cash used in investing activities	(593,800)	(339,016)	(2,298,121)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from (principal repayments of) long-term debt	(1,720,448)	5,147,331	1,259,945
Principal payments on capital lease obligations	(211,272)	–	–
Proceeds from issuance of Series B convertible preferred stock, net	7,031,531	5,919,889	–
Proceeds from issuance of common stock	–	1,950	–

Net cash provided by financing activities	5,099,811	11,069,170	1,259,945

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,837,383	(942,484)	(11,709,972)

CASH AND CASH EQUIVALENTS, beginning of year	2,667,870	3,610,354	15,320,326

CASH AND CASH EQUIVALENTS, end of year	$11,505,253	$2,667,870	$3,610,354

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	YEARS ENDED DECEMBER 31,
	2009	2008	2007

Cash paid during the year for:

Income tax	$77,000	$800	$800

Interest	$411,718	$242,637	$52,209

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

Equipment acquired through capital lease	$2,896,566	$–	$–

Cancellation of unearned stock agreement	$234,375	$–	$–

See accompanying notes to consolidated financial statements.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Wavestream Wireless Technologies was incorporated on December 14, 2000 as a California corporation and was formed to develop and design high-power, solid-state amplifiers for military and commercial broadband communications, radar, and imaging.  On August 5, 2003, Wavestream Wireless Technologies changed its name to Wavestream Corporation.  In 2006, Wavestream Corporation re-incorporated as a Delaware corporation and opened a research facility in Singapore, which is a wholly owned subsidiary.  Wavestream Corporation, and its wholly owned subsidiary, (the “Company”) is headquartered in San Dimas, California.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for interim and annual periods ended after September 15, 2009.

Reclassification - Certain prior year amounts have been reclassified to conform to current year presentation.  The reclassification did not have an impact on the consolidated net income (loss) of the Company.

Basis of presentation and consolidation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include accounts of the Company and its wholly owned subsidiary and reflect elimination of all significant intercompany account balances and transactions.

Accounting estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant estimates involved with the preparation of the consolidated financial statements includes those related to the allowance for doubtful accounts, fair value of share-based payments, the useful lives of long-lived assets, valuation of deferred income taxes and contingencies.

Cash and cash equivalents - Cash and cash equivalents include unrestricted deposits and highly liquid investments with a maturity of ninety days or less at the time of purchase.

Restricted cash - In 2009, the Company entered into a letter of credit for $100,000 with a bank related to a foreign contract manufacturer.  There were no drawdowns on the letter of credit during the year ended December 31, 2009.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Concentration of credit risk - Financial instruments which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivable.  The Company maintains its cash accounts at major financial institutions.  Historically, accounts receivable credit related losses have been insignificant.

Accounts receivable - The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions.  The Company does not accrue interest on its trade receivables.  Management evaluates the ability to collect accounts receivable based on a combination of factors.  An allowance for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial position.

Inventory - Inventory amounts are recorded at the lower of cost (first-in, first-out) or market value.  The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value using assumptions about future demand and market conditions.  Inventory consists of the following as of December 31:

	2009	2008	2007

Raw materials	$6,149,312	$3,234,563	$752,788
Work in process	1,583,770	1,050,728	247,598
Finished goods	166,920	71,542	116,943

	$7,900,002	$4,356,833	$1,117,329

Property and equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization.  Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.  Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.  The estimated useful lives are as follows:

Machinery and equipment	5 years
Computer equipment	3 years
Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of 10 years or life of lease

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Intangible assets - Purchased patent and license agreements are capitalized and amortized over the shorter of their useful life or term of the agreement.  The Company capitalizes external legal costs associated with the registration and filing of internally developed patents.  Capitalization of such costs only occurs when management believes such costs are recoverable and will result in a patent.  Costs associated with internally developed patents are amortized over the shorter of the useful life or patent life.  Management periodically evaluates the recoverability of the unamortized assets and the reasonableness of the assigned useful life.

Long-lived assets - Long-lived assets held are reviewed for events or changes in circumstances which indicate that the carrying value may not be recoverable.  The Company periodically reviews the carrying value of long-lived assets to determine whether impairment to such value has occurred.  The Company has determined that there was no such impairment at December 31, 2009, 2008 or 2007.

Deferred rent - The Company records rent expense on a straight-line basis over the lease term.

Revenue recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectability is probable, and acceptance criteria, if any, have been met.

Research and development - Research and development costs are expensed as incurred and amounted to $5,138,345, $5,553,894, and $6,064,795 for the years ended December 31, 2009, 2008, and 2007, respectively.

Advertising - Advertising costs are expensed as incurred and amounted to $136,926, $92,313, and $88,927 for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-based compensation - The Company recognizes in the statement of operations the grant-date fair value of stock options over their vesting period.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options issued, which is an acceptable valuation method.  The Black-Scholes model requires the use of a number of behavior assumptions including the volatility of the stock price, the weighted average risk-free interest rate, dividend rate, forfeiture rate, and the weighted average expected life of the options.  The Company calculated the estimated fair value of each option grant on the date of grant using the following assumptions for the years ended December 31:

	2009	2008	2007

Dividend yield	0%	0%	0%
Risk-free rate of return	2.1% - 2.6%	2.76% - 3.52%	3.53% - 4.45%
Expected life (years)	6.25	5.73 - 6.41	5.06 - 6.36
Expected volatility	58.6% - 60.2%	50.4% - 54.7%	50.0% - 60.6%
Forfeiture rate	2%	2%	0%

The risk-free interest rate is equal to the implied yield available on United States Treasury securities with an equivalent remaining term.  The Company adopted the simplified method for calculating the expected term.  A dividend rate of 0.0% was used as management does not plan to distribute dividends in the foreseeable future.  The Company’s computation of expected volatility was based on an average volatility of publicly traded common stock of comparable companies.

Stock options issued to consultants are accounted for using the Black-Scholes option pricing model to determine the fair value of the options issued.

Income taxes - Income taxes are provided for taxes currently payable or refundable, and deferred income taxes arising from future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.  Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

The Company adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Income Taxes, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company.  The Company recognizes the tax benefit from uncertain tax position only if it more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position.  The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Fair value of financial instruments - The Company’s consolidated balance sheets include the following financial instruments:  cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term liabilities.  The Company considers the carrying amounts of current assets and liabilities in the consolidated balance sheets to approximate the fair value of these financial instruments and their expected realization.  The carrying amount of long-term debt approximated their fair value, based on current market rates of instruments of the same risks and maturities.

Note 2 - Property and Equipment

Property and equipment consisted of the following at December 31:

	2009	2008	2007

Machinery and equipment	$5,034,440	$1,914,422	$1,705,053
Computer equipment	481,179	397,823	336,892
Software	505,928	458,985	433,485
Furniture and fixtures	184,910	176,524	173,684
Leasehold improvements	1,438,524	1,417,704	1,384,719

	7,644,981	4,365,458	4,033,833

Accumulated depreciation and amortization	(3,209,373)	(2,332,942)	(1,445,076)

Property and equipment, net	$4,435,608	$2,032,516	$2,588,757

There was no property and equipment subject to capital leases as of December 31, 2008 and 2007.  The Company entered into a capital lease arrangement during the year ended December 31, 2009 (Note 5).  Depreciation and amortization expense amounted to $972,870, $841,443, and $603,676 for the years ended December 31, 2009, 2008, and 2007, respectively, which includes the amortization of patents as discussed at Note 3.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Intangible Assets

Intangible assets amounted to $356,521, $353,567, and $299,753 at December 31, 2009, 2008, and 2007, respectively.  Intangible assets consist of license agreements stated at cost and capitalized legal costs associated with the registration and filing of internally developed patents.

The Company amortizes the licenses and patents over their useful life.  Accumulated amortization amounted to $383,467, $254,288, and $178,240 at December 31, 2009, 2008, and 2007, respectively.  Amortization expense was $129,179, $76,048, and $73,728 for the years ended December 31, 2009, 2008, and 2007 respectively.  Certain capitalized patents were pending as of December 31, 2009, 2008, and 2007 and are not subject to amortization until issued.  Intangible assets not subject to amortization were $245,069 at December 31, 2009.

The following table reflects the aggregate amortization expense of the licenses and patents for each of the years ending:

December 31,

2010	$64,829
2011	13,693
2012	13,693
2013	9,211
2014	5,013
Thereafter	5,013

$111,452

Note 4 - Financing Arrangements

Long-term debt - During 2004, the Company entered into a $1,000,000 line of credit and security agreement with a bank.  The agreement was amended in April 2007 to increase the limit to an additional $1,750,000.  The amended line of credit allowed the Company to make equipment purchases through April 2, 2008.  Each equipment advance made under the line of credit is in the form of a separate promissory note to the bank and converted immediately to a variable rate term loan (a “Term Loan”).  The agreement was amended in 2008 as discussed below.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Financing Arrangements (continued)

At December 31, 2009, 2008, and 2007, the Company had Term Loans outstanding with the bank totaling $592,806, $979,589, and $1,366,372, respectively, less a discount recorded for the fair value of warrants issued in connection with the line of credit as discussed in Note 6.  Each Term Loan is payable in 48 equal payments and bears interest at a per annum rate of 2% above the Prime Rate in effect (9.0%, 5.25%, and 9.25% at December 31, 2009, 2008, and 2007, respectively).  The interest rate shall never be less than 6% per annum.  The credit facility is collateralized by all property financed under the agreement.

On May 7, 2008, the Company entered into an accounts receivable line of credit with a bank whereby qualified accounts receivable invoices are immediately funded by the bank.  The payment of such invoices is made directly into a lockbox at the bank and is used to pay down the line.  At December 31, 2009, the outstanding balance on the accounts receivable line of credit was $2,889,166.

On September 9, 2008, the Company amended its debt facility and security agreement with a bank to secure a $2,000,000 debt facility.  Interest accrues at a per annum fixed interest rate equal to the Prime Rate in effect as of the date of the agreement plus 1.5% (6.5%. as of September 9, 2008).  Principal is payable in thirty-three consecutive equal monthly installments of principal plus interest beginning on January 1, 2009.  An additional $100,000 is due at the end of the term loan.  Included on the accompanying consolidated balance sheet is $40,949 of debt discounts related to stock warrants (Note 7).

Future maturity of the financing arrangements are as follows:

December 31,

2010	$4,008,353
2011	787,861

$4,796,214

Note 5 - Capital Leases

The Company leases certain equipment under capital leases.  The economic substance of the leases is that the Company is financing the acquisition of equipment through leases and accordingly, they are recorded in the Company’s assets and liabilities.  Included in depreciation expense is amortization of equipment held under capital leases, amortized over their useful lives on a straight-line basis.  At December 31, 2009, the net book value of assets subject to capital leases was $2,800,014.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Capital Leases (continued)

Future payments related to the capital leases as of December 31, 2009 are as follows:

Year Ending December 31,

2010	$1,005,704
2011	1,005,704
2012	801,038

Total minimum lease payments	2,812,446

Less amounts representing interest	(127,152)

Present value of net minimum lease payments	2,685,294

Less: Current obligations	(944,913)

Long-term obligations	$1,740,381

Note 6 - Preferred Stock

Series A Preferred Stock - In 2008, in conjunction with the sale of Series B preferred stock, 3,199,535 shares of Series A preferred stock were converted to common stock.  In 2009, as part of the Series B preferred stock financing noted below, the Company canceled 784,842 Series A preferred shares, which were originally escrowed for a vendor and earned over time.  The contract with the vendor was canceled and the unearned portion of the stock compensation was reversed through additional paid-in-capital.

Series B Preferred Stock - In March 2009, the Company adopted the Amended and Restated Certificate of Incorporation that authorized 343,450,000 shares, of which 215,000,000 shares were designated as common stock, each with a par value of $.001 per share, and 93,200,000 shares were designated as Series A preferred stock and 35,250,000 shares were designated Series B preferred stock, each with a par value of $.001 per share.

In 2008, the Company issued 15,000,000 shares of Series B preferred stock at a per share price of $0.40 for aggregate gross proceeds of $6,000,000.  The Company incurred $80,111 in issuance costs, which was recorded against additional paid-in capital.  The amount will not accrete as there are no redemption rights associated with the Series B preferred stock.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Preferred Stock (continued)

In 2009, the Company issued 17,798,603 shares of Series B preferred stock at a share price of $.40 per share for an aggregate gross proceeds of $7,119,481.  The Company also issued 289,758 shares of Series B preferred stock for services and recorded a value of $115,903 in the accompanying consolidated statement of shareholder’s equity.  The Company incurred $87,950 in issuance costs, which was recorded against the additional paid in capital.  In conjunction with the Series B preferred stock financing, the Company also issued warrants to purchase 36,176,722 shares of common stock (Note 7).

At December 31, 2009, the rights, preferences, and privileges of the holders of shares of preferred stock are as follows:

Dividends - The holders of outstanding Series A and Series B preferred stock are entitled to receive dividends, at the rate of $0.032 per share per annum in preference to any declaration or payment of any dividend on common stock payable when and if declared by the Board of Directors.  Holders of shares of Series B are entitled to receive dividends prior and in preference to the holders of shares of Series A.  Such dividends are not cumulative.  No dividends were declared during the years ended December 31, 2009, 2008, and 2007.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of Series A preferred stock or common stock, an amount equal to the sum of $0.80 per share of Series B, plus an amount equal to all declared but unpaid dividends on such shares.  Upon completion of the required distribution to holders of Series B preferred stock, the holders of Series A preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to the sum of $0.40 per share of Series A, plus an amount equal to all declared but unpaid dividends on such shares.

Following the preceding preferential distributions to holders of Series B and Series A preferred stock, all remaining assets of the Company available for distribution to stockholders shall be ratably distributed among the holders of preferred stock and common stock, assuming full conversion of all preferred stock into common stock, provided that the holders of preferred stock shall not be entitled to receive aggregate distributions in excess of $1.20 for each outstanding share of preferred stock.

If assets and funds are insufficient to permit the payment to such holders in the said amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably first among the holders of Series B preferred stock in proportion to the full preferential amount each such holder is otherwise entitled to receive and then to the holders of Series A preferred stock.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Preferred Stock (continued)

Voting rights - The holders of each share of Series A and Series B preferred stock are entitled to one vote for each share of common stock into which each share of preferred stock could be converted with the same voting rights and powers equal to the voting rights and powers of the common shareholders, except with respect to the election of directors.

Conversion - The holders of preferred shares have conversion rights into common stock at the option of the holder at any time after the date of issuance.  The holders of preferred shares automatically convert into common stock upon the effectiveness of a qualified public offering or upon the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of preferred stock, voting together as a single class.

The conversion ratio is determined by dividing the initial preferred share issuance price by the then-in-effect conversion price.  The initial conversion price is equal to the initial issuance price.

Redemption - Shares of Series A and Series B preferred stock are not redeemable.

Note 7 - Warrants

In August 2004 the Company issued warrants to purchase 1,485,149 shares of Series B-2 at $0.0404 per share to a bank in connection with obtaining an equipment financing arrangement. The warrants are exercisable for seven years after the date of issuance.  In April 2006, the warrants were adjusted to reflect the reverse stock split and conversion of Series B-2 shares into shares of New Series A.  The fair value of the warrants at the date of issuance was estimated using the Black-Scholes option-pricing model using the following assumptions:  risk-free rate of 3.86%, contractual life of seven years, and expected annualized volatility of 109%.  The fair value of the warrants was determined to be $52,189 at the grant date and was recorded as a debt discount.  The discount was accreted over the original life of the debt as interest expense. As of December 31, 2009, these warrants had not been exercised.

On April 2, 2007, the Company issued warrants to purchase 81,667 shares of New Series A preferred stock to a bank in connection with an amendment to the equipment financing arrangement.  The warrants are exercisable for seven years after the date of issuance.  The fair value of the warrants was estimated using the Black-Scholes option-pricing model using the following assumptions: risk-free rate of 4.62%, contractual life of seven years, and expected annualized volatility of 43%.  The fair value of the warrants was determined to be $17,269 at the grant date and was recorded as a debt discount.  The discount is being accreted over the life of the debt as interest expense, which amounted to $4,317, $3,238, and $28,994 of accretion during the years ended December 31, 2009, 2008, and 2007, respectively.  As of December 31, 2009, these warrants had not been exercised.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Warrants (continued)

On September 9, 2008, the Company issued warrants to purchase 250,000 shares of Series B preferred stock to a bank in conjunction with a new term loan.  The warrants are exercisable for seven years after the date of issuance.  The fair value of the warrants was estimated using the Black-Scholes option-pricing model using the following assumptions: risk-free rate of 3.25%, contractual life of seven years, and expected volatility of 51%.  The fair value of the warrants was determined to be $56,301 at the grant date and was recorded as a debt discount.  The discount is being accreted over the life of the debt as interest expense, which amounted to approximately $22,000 of interest expense during the year ended December 31, 2009.  As of December 31, 2009, these warrants had not been exercised.

In March 2009, the Company issued warrants to purchase 36,176,722 shares of common stock in conjunction with the Series B preferred stock financing (Note 6).  The warrants are exercisable for a term of seven years.  The fair value of the warrants was estimated using the Black-Scholes option-pricing model using the following assumptions: risk-free rate of 1.32%, expected term of 3.5 years, and expected volatility of 51%.  The fair value of the warrants was determined to be $1,379,487 at the grant date and was recorded as a cost of raising capital and netted against the gross proceeds in the accompanying consolidated statement of shareholders’ equity.  As of December 31, 2009, these warrants had not been exercised.

Note 8 - Stock Options

Stock option plan - In 2001, the Company’s Board of Directors approved a stock option plan (the “Plan”) under which employees, consultants, and directors may be granted options to purchase shares of the Company’s common stock.  Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”).  Awards that expire unexercised, or are forfeited or canceled unexercised, revert back to the pool of shares available under the Plan.  To date, options granted generally vest over four years and expire ten years from the date of grant.  During 2009 the Company amended the Plan to increase the number of shares reserved for issuance under the plan to 35,692,356 shares.  As of December 31, 2009, there were 2,579,749 shares available for grant under the Plan.

The Company retains the right to repurchase shares issued on the exercise of an option granted to the optionee under the Plan.  The Company may repurchase any shares issued on the exercise of an option at the fair market value on the date of repurchase.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Stock Options (continued)

The following table summarizes activity under the Plan for the years ended December 31, 2009, 2008, and 2007:

			Weighted-average
		Weighted-average	remaining contractual
	Options	exercise price	life (in years)

Options outstanding at December 31, 2006	17,560,843	$0.006	8.83
Granted	4,423,248	0.100	6.24
Cancelled	(20,000)	0.100	–
Exercised	–	–	–
Options outstanding at December 31, 2007	21,964,091	0.085	8.19
Granted	857,500	0.100	6.24
Cancelled	(7,730,587)	0.089
Exercised	(33,750)	0.058	–
Options outstanding at December 31, 2008	15,057,254	0.084	7.26
Granted	18,517,643	0.100
Cancelled	(622,500)	0.100
Exercised	–	–	–
Options outstanding at December 31, 2009	32,952,397	$0.084	7.26

Stock-based compensation expense of $276,000, $43,452, and $225,388 was recognized for the years ended December 31, 2009, 2008, and 2007, respectively, related to options granted to employees and consultants.  All stock options have been granted at the fair market value of the Company’s common shares at the grant date.  The per share weighted-average estimated fair value of options granted in 2009, 2008, and 2007 was $0.06, $0.027, and $0.029, respectively.  Total stock compensation cost related to non-vested awards not yet recognized was $845,282 at December 31, 2009, with an expected weighted average recognition period of 2.5 years.  Total cash received from the exercise of stock options for the year ended December 31, 2008 was $1,950.  No stock options were exercised during the years ended December 31, 2009 and 2007.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Related Party Transactions

During the years ended December 31, 2009, 2008, and 2007, one of the Company’s major customers was a related party investor.  Total sales to this customer for the years ended December 31, 2009, 2008, and 2007 were approximately $1,093,425, $324,000, and $341,000, respectively.  The unpaid balance from this customer as of December 31, 2009, 2008, and 2007 was approximately $66,684, $0, and $177,000, respectively.

Note 10 - Income Taxes

The (benefit) provision for income taxes for the years ended December 31 is as follows:

	2009	2008	2007

Current
Federal	$61,323	$(13,595)	$–
State	202,290	800	800
Foreign	–	278	5,100

	263,613	(12,517)	5,900

Deferred
Federal	1,922,659	(2,850,811)	(3,731,584)
State	1,104,994	(938,742)	(1,300,646)
Valuation allowance	(3,027,653)	3,789,553	5,032,230

	–	–	–

(Benefit) provision	$263,613	$(12,517)	$5,900

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Income Taxes (continued)

The income tax (benefit) provision differed from the amount computed by applying the U.S. federal statutory income tax rate of 34% to pretax income as a result of the following for the years ended December 31:

	2009	2008	2007

Statutory tax rate for federal and state tax	34.00%	(34.00)%	(34.00)%
State taxes, net of federal benefit	23.75	(6.86)	(7.34)
Foreign taxes	–	–	0.04
FAS 123(r) ISO charge	2.60	0.15	0.65
Credits	(3.56)	(1.56)	(2.40)
Other	0.46	0.14	0.10
Change in valuation allowance	(49.95)	41.98	42.99

Effective tax rate	7.30%	(0.15)%	0.04%

Deferred tax assets and liabilities at December 31 are as follows:

	2009	2008	2007

Current

State taxes	$(1,858)	$(42,015)	$(19,528)
Accruals and other reserves	1,006,813	594,939	283,760

	1,004,955	552,924	264,232

Long-term

State taxes	(1,159,410)	(1,563,458)	(1,266,773)
Fixed assets	(261,647)	124,858	(36,198)
Deferred rent	20,560	15,634	10,738
Amortization of intangibles	121,388	79,214	56,267
Amortization of start up and org costs	488,595	791,972	1,095,349
Other	5,782	40,352	24,305
NOL carryforwards	14,647,852	15,696,046	12,074,777
Credits	66,201	71,446	5,100

	13,929,321	15,256,064	11,963,565

Valuation allowance	(14,934,276)	(15,808,988)	(12,227,797)

Net deferred tax asset/(liability)	$–	$–	$–

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Income Taxes (continued)

Deferred income taxes reflect the net effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company had federal and state net operating loss carryforwards of approximately $33,584,430 and $36,528,798 respectively at December 31, 2009.  These federal and state net operating loss carryforwards expire through December 31, 2023, and December 31, 2013, respectively.  These net operating loss carryforwards may be subject to limitations under Internal Revenue Service Code Section 382.  In addition the Company has federal and state tax credit carryforwards of approximately $66,000 and $0 respectively at December 31, 2009.

As of December 31, 2009, 2008, and 2007 a valuation allowance of approximately $14,934,276, $15,808,988, and $12,227,797, respectively, has been provided based upon the Company’s assessment that it is more likely than not, that sufficient taxable income will not be generated to realize the tax benefits of these temporary differences.  For the year ended December 31, 2009, the net change in the valuation allowance was $874,712 (decrease) which primarily resulted from the utilization of net operating loss carryforwards.

The Company adopted ASC 740-10 on January 1, 2009 the first day of calendar year 2009.  The Company did not record any unrecognized tax liability at adoption of ASC 740-10 and did not record any liability for unrecognized tax positions during the year.

Balance at January 1, 2009	$–
Increase in unrecognized tax benefit liability	–
Decrease in unrecognized tax benefit liability	–
Accrual of interst related to unrecognized tax benefits	–

Balance at December 31, 2009	$–

The Company’s continuing practice is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.  This policy did not change as a result of the adoption of ASC 740-10. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Commitments and Contingencies

Operating leases - The Company leases facilities under non-cancelable operating leases, with escalating rents that expire in 2011.  The future minimum lease payments under the operating lease are approximately as follows:

Year Ending December 31	Office

2010	$498,000
2011	379,000
$877,000

Rent expense for the years ended December 31, 2009, 2008, and 2007 was $496,827, $462,602, and $205,325, respectively.

Major customers - The Company had two customers that represented 65% and 16% of total sales for the year ended December 31, 2009.  As of December 31, 2009, approximately $1,349,000 was due from these customers.  The Company had two customers that represented 62% and 14% of total sales for the year ended December 31, 2008.  As of December 31, 2008, approximately $4,088,000 was due from these customers.  The Company had three customers that each individually represented over 10% of total sales for the year ended December 31, 2007.  As of December 31, 2007, approximately $307,000 was due from these customers.

Change-in-control bonuses - Upon a Change-in-Control(as defined in Executive Agreements)prior to June 30, 2010, the Company is required to pay bonuses to certain executives ranging between $1,300,000 and $6,000,000, in the aggregate, based upon the purchase price.

Note 12 - Defined Contribution Plan

The Company has a 401(k) plan (the “Plan”), which covers employees that meet certain eligibility requirements.  Participating employees may elect to defer compensation up to the maximum amount allowed under the current IRS code.  Company contributions are at management’s discretion.  The Company’s contributions to the Plan for the years ended December 31, 2009, 2008 and 2007 were $261,070, $191,845, and $0, respectively.

WAVESTREAM CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued.  The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements.  The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through March 18, 2010, the date the financial statements were available to be issued.